SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Saratoga Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

803521103

(CUSIP Number)

John G. Finley The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2016

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803521103	13D	Page 1 of 21

1	NAMES OF REPORTING PERSONS Blackstone / GSO Capital Solutions Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,578,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 803521103	13D	Page 2 of 21

1	NAMES OF REPORTING PERSONS Blackstone / GSO Capital Solutions Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,578,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 803521103	13D	Page 3 of 21

1	NAMES OF REPORTING PERSONS Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,221,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,221,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 803521103	13D	Page 4 of 21

1	NAMES OF REPORTING PERSONS Blackstone / GSO Capital Solutions Overseas Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,221,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,221,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 803521103	13D	Page 5 of 21

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 803521103	13D	Page 6 of 21

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 803521103	13D	Page 7 of 21

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 803521103	13D	Page 8 of 21

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 803521103	13D	Page 9 of 21

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 803521103	13D	Page 10 of 21

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 803521103	13D	Page 11 of 21

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 803521103	13D	Page 12 of 21

1	NAMES OF REPORTING PERSONS J. Albert Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 803521103	13D	Page 13 of 21

1	NAMES OF REPORTING PERSONS Douglas I. Ostrover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 803521103	13D	Page 14 of 21

Preliminary Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2014 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Saratoga Resources, Inc., (the “Issuer”).

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership; and Blackstone / GSO Capital Solutions Overseas Master Fund L.P., which is a Cayman Islands limited partnership (collectively, the “GSO Funds”);

(ii)	Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company; Blackstone / GSO Capital Solutions Overseas Associates LLC, which is a Delaware limited liability company; and GSO Holdings I L.L.C., which is a Delaware limited liability company (collectively, the “GSO Entities”);

(iii)	Blackstone Holdings I L.P., which is a Delaware limited partnership; Blackstone Holdings I/II GP Inc., which is a Delaware corporation; The Blackstone Group L.P., which is a Delaware limited partnership; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

(iv)	Stephen A. Schwarzman, who is a United States citizen;

(v)	Bennett J. Goodman and J. Albert Smith III(collectively, the “GSO Executives”), each of whom is a United States Citizen; and

(vi)	Douglas I. Ostrover, who is a United States citizen.

The principal business address of each of the GSO Entities, GSO Executives and Mr. Ostrover is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

CUSIP No. 803521103	13D	Page 15 of 21

The principal business of each of the GSO Entities and the Blackstone Entities is directing the operations of, and serving as the respective general partner or managing member of, the entity for which it is general partner or managing member.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of the GSO Executives is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On March 14, 2016, the GSO Funds entered into an agreement to sell all of their 10.0% Senior Secured Notes due 2015 and 12.5% Senior Secured Notes due 2016 to Energy Reserves Group II, LLC for aggregate consideration of $6,670,000 (the “Note Sale Transaction”). The Note Sale Transaction closed on March 14, 2016.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition of as of the date hereof, based on 30,986,601 shares of Common Stock outstanding as of November 13, 2015.

CUSIP No. 803521103	13D	Page 16 of 21

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Blackstone / GSO Capital Solutions Fund LP	3,578,781	11.5%	0	3,578,781	0	3,578,781
Blackstone / GSO Capital Solutions Associates LLC	3,578,781	11.5%	0	3,578,781	0	3,578,781
Blackstone / GSO Capital Solutions Overseas Master Fund L.P.	1,221,219	3.9%	0	1,221,219	0	1,221,219
Blackstone / GSO Capital Solutions Overseas Associates LLC	1,221,219	3.9%	0	1,221,219	0	1,221,219
GSO Holdings I L.L.C.	4,800,000	15.5%	0	4,800,000	0	4,800,000
Blackstone Holdings I L.P.	4,800,000	15.5%	0	4,800,000	0	4,800,000
Blackstone Holdings I/II GP Inc.	4,800,000	15.5%	0	4,800,000	0	4,800,000
The Blackstone Group L.P.	4,800,000	15.5%	0	4,800,000	0	4,800,000
Blackstone Group Management L.L.C.	4,800,000	15.5%	0	4,800,000	0	4,800,000
Stephen A. Schwarzman	4,800,000	15.5%	0	4,800,000	0	4,800,000
Bennett J. Goodman	4,800,000	15.5%	0	4,800,000	0	4,800,000
J. Albert Smith III	4,800,000	15.5%	0	4,800,000	0	4,800,000
Douglas I. Ostrover	0	0%	0	0	0	0

Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. are the record holders of 3,578,781 and 1,221,219 shares of Common Stock of the Issuer, respectively.

Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP. GSO Holdings I L.L.C. is the managing member of Blackstone / GSO Capital Solutions Associates LLC. Each of Blackstone / GSO Capital Solutions Associates LLC and GSO Holdings I L.L.C. may be deemed to share beneficial ownership of the Common Stock held of record by Blackstone / GSO Capital Solutions Fund LP

Blackstone / GSO Capital Solutions Overseas Associates LLC is the general partner of Blackstone / GSO Capital Solutions Overseas Master Fund L.P. GSO Holdings I L.L.C. is the managing member of Blackstone / GSO Capital Solutions Overseas Associates LLC. Each of Blackstone / GSO Capital Solutions Overseas Associates LLC and GSO Holdings I L.L.C. may be deemed to share beneficial ownership of the Common Stock held of record by Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

CUSIP No. 803521103	13D	Page 17 of 21

GSO Capital Partners LP is the investment manager of each of the GSO Funds. GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP.

Blackstone Holdings I L.P. is the managing member of GSO Holdings I L.L.C. with respect to the securities beneficially owned by Blackstone / GSO Capital Solutions Associates LLC and Blackstone / GSO Capital Solutions Overseas Associates LLC and is the sole member of GSO Advisor Holdings L.L.C., and in such capacities may be deemed to share beneficial ownership of the Common Stock beneficially held by each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in such capacity may be deemed to share beneficial ownership of the Common Stock beneficially held by Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in such capacity may be deemed to share beneficial ownership of the Common Stock beneficially held by Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in such capacity may be deemed to share beneficial ownership of the Common Stock beneficially held by The Blackstone Group L.P. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C., and in such capacity may be deemed to share beneficial ownership of the Common Stock beneficially held by Blackstone Group Management L.L.C.

In addition, each of the GSO Executives may be deemed to have shared voting power and/or investment control with respect to the Common Stock held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the GSO Funds identified as directly holding shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) None.

(d) None.

(e) Effective as of July 1, 2015, Mr. Ostrover stepped down as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP and therefore was no longer deemed to be a beneficial owner of the securities held by the GSO Funds.

CUSIP No. 803521103	13D	Page 18 of 21

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Note Sale Transaction and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 803521103	13D	Page 19 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2016

Blackstone / GSO Capital Solutions Fund LP
By:	Blackstone / GSO Capital Solutions Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
By:	Blackstone / GSO Capital Solutions Overseas Associates LLC,
its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Overseas Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 803521103	13D	Page 20 of 21

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc.,
its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

CUSIP No. 803521103	13D	Page 21 of 21

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact